SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                               06 May, 2008


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 06 May, 2008 re: Interim Management Statement



42/08
                                                          6 May 2008


LLOYDS TSB RELATIONSHIP BUSINESSES CONTINUE TO DELIVER GOOD GROWTH



Interim management statement - key highlights*

..           The Group continues to deliver good growth in its relationship banking businesses in a difficult period for financial services companies.

..           Excluding the impact of market dislocation and insurance related volatility, each division and the Group achieved revenue growth in excess of cost growth, and a double-digit percentage increase in profit before tax in the first quarter of 2008.

..           The Group has continued to capture market share in a number of key areas, whilst improving product margins.

..           The impact of market dislocation on profit before tax in Wholesale and International Banking was GBP387 million in the first quarter of 2008.

..           The Group has maintained its strong liquidity and funding position.

..           We remain firmly on track to deliver a good performance in the first half of 2008.



The Group's core banking businesses have continued their growth momentum during the first quarter of 2008, notwithstanding the continuing difficulties in financial markets. This serves to demonstrate both the prudence of our business model and the high quality, sustainable nature of our earnings. Whilst no bank has been immune from the recent market turbulence, the impact on the Group continues to be relatively limited.



Continuing to build our strong customer franchises

We have continued to extend our strong, relationship focused, customer franchises by acquiring new customers, deepening relationships with existing customers, and achieving good sales growth, whilst also improving productivity and efficiency. The underlying performance of the business remains strong with revenue growth remaining well ahead of cost growth. Like many other financial institutions, the Group has been affected by the recent market dislocation. However, due to our lower risk strategy, the impact on profit before tax in our Wholesale and International Banking division has been limited to GBP387 million in the first quarter of 2008.



In UK Retail Banking we have continued recent performance trends, with strong revenue momentum and excellent cost management. Insurance and Investments has delivered a solid performance against the backdrop of a slowdown in the sale of equity based savings and investment products. In Wholesale and International Banking our strong liquidity position has led to further progress in building our corporate and commercial relationship banking businesses. However, the division's overall performance has been affected by the impact of the widespread turbulence in global financial markets.







*Unless otherwise stated, first quarter 2008 performance comparisons relate to the equivalent period in 2007 for the Group's continuing businesses.




Despite the significant disruption in financial markets, Lloyds TSB maintains a strong liquidity and funding position, building on our 'triple A' long-term debt rating and robust capital ratios.



Continued strong revenue momentum in UK Retail Banking

The Retail Bank has continued to make excellent progress, with further growth in product sales supporting strong revenue momentum. We continue to make progress in the acquisition of new current accounts and have also achieved good growth in customer deposits, especially in bank savings and cash Individual Savings Accounts. Our Wealth Management business delivered a particularly strong first quarter with a significant increase in new business flows.



In our mortgage business, we significantly improved our market share of net new mortgage lending in the first quarter of 2008, whilst maintaining prudent new business loan-to-value ratios. Recent levels of mortgage allocations continue to be strong. New business net interest margins have improved considerably as we benefit from both a market-wide increase in interest spreads and our relative funding advantage. The Group has continued to maintain high levels of asset quality by focusing on the prime UK mortgage market.



We have maintained our leadership position in personal loans and credit card issuance, and have continued to build our transaction focused credit card business with strong growth in new customers choosing the Lloyds TSB AirMiles Duo account. The quality of our new unsecured personal lending has remained strong, reflecting lower levels of arrears and the Group's focus on lending to existing current account customers where we better understand our customers' financial position.



Continued progress in Insurance and Investments

In Insurance and Investments, we have continued to achieve growth in the bancassurance channel, although the level of growth slowed during the first quarter of 2008 as a result of a switch away from equity based products towards cash based products, and lower mortgage-related protection sales. Stand-alone sales of protection products have remained robust. In the IFA channel, sales of pensions were good. However a significant reduction in the sale of savings and investment products, largely as a result of the uncertainty caused by proposed changes to Capital Gains Tax, led to an overall reduction in new business sales.
  Scottish Widows continues to make improvements in service and operational efficiencies and this has led to another excellent cost performance. The capital position of Scottish Widows remains strong.



In General Insurance, we have delivered improved home insurance sales through the branch network and strong sales through our increasing corporate partnering arrangements. Cost control has been good and we expect to achieve notable profit growth in the business in the first half of 2008, largely reflecting the expected absence of last year's unusually high weather-related claims.



Strong relationship banking growth in Wholesale and International Banking

The division has continued to make substantial progress in its relationship banking businesses. Our Corporate and Commercial Banking businesses are in a strong competitive position and continue to expand their share of our customers' business. In Commercial Banking, strong growth in business volumes and good progress in improving operational efficiency have resulted in continued strong profit growth. In Corporate Markets, further progress has been made in developing our relationship banking franchise supported by a significant increase in the demand for corporate lending and a strong cross-selling performance. Reflecting this, in April 2008, our corporate relationship banking businesses were awarded the CBI Corporate Bank of the Year Award for the fourth consecutive year.




The division has limited exposure to assets affected by current market uncertainties. However, in Wholesale and International Banking profit before tax was reduced by GBP387 million during the first quarter of 2008 as a result of the impact of market dislocation. This principally reflects mark-to-market adjustments on assets in our trading portfolio.



US sub-prime mortgage Asset Backed Securities (ABS) and ABS Collateralised Debt Obligations (CDOs)

Lloyds TSB continues to have no direct exposure to US sub-prime mortgage Asset Backed Securities and limited indirect exposure through ABS CDOs. During the first quarter of 2008, the market value of our holdings in ABS CDOs was written down by GBP5 million, leaving a residual investment of GBP125 million net of hedges.




The Group's residual investment of GBP125 million is stated net of credit default swap (CDS) protection totalling GBP406 million purchased from a 'triple A' rated monoline financial guarantor. At 31 March 2008, the underlying assets supported by this protection had fallen in value, leaving a reliance on the CDS protection totalling GBP187 million. During the quarter, the Group has written down the value of this protection by GBP58 million. In addition, at 31 March 2008, the Group had GBP1,972 million of ABS CDOs which are fully cash collaterised by major global financial institutions. During April 2008, this exposure reduced by GBP566 million, or 29 per cent, following the sale, at cost, of an ABS CDO.



Structured Investment Vehicle (SIV) Capital Notes

During the first quarter of 2008, the Group wrote down the value of its SIV assets by a total of GBP46 million, leaving a residual exposure to SIV Capital Notes at 31 March 2008 totalling GBP35 million. Additionally, at 31 March 2008 the Group had commercial paper back-up liquidity facilities totalling GBP182 million, of which GBP115 million had been drawn. All of these liquidity lines are senior facilities.



Trading portfolio

In the first quarter of 2008, Corporate Markets saw a reduction in profit before tax of approximately GBP278 million as a result of the impact of mark-to-market adjustments in the Group's trading portfolio, reflecting the market-wide repricing of liquidity and, to a lesser extent, credit. At 31 March 2008, the trading portfolio contained GBP200 million of indirect exposure to US sub-prime mortgages and ABS CDOs.



Available-for-sale assets

At 31 March 2008, the Group's portfolio of available-for-sale assets totalled GBP23.2 billion. A significant proportion of these assets (GBP7.9 billion) related to the ABS in Cancara, our hybrid Asset Backed Commercial Paper conduit. Over 99 per cent of these ABS remain 'triple A' rated by both Moody's and Standard & Poor's. Cancara, which is fully consolidated in the Group's accounts, comprises GBP7.9 billion ABS and GBP3.9 billion client receivables transactions and is managed in a very conservative manner, which is demonstrated by the quality and ratings stability of its underlying asset portfolio. Cancara has continued to fund itself satisfactorily without having to utilise the Group's liquidity backstop facility.




The balance of the Group's available-for-sale assets includes GBP3.1 billion Student Loan ABS, predominantly guaranteed by the US Government, GBP7.4 billion Government bond and short-dated bank commercial paper and certificates of deposit and GBP4.8 billion major bank senior paper and high quality ABS. These available-for-sale assets are intended to be held to maturity and as a result, under IFRS, they are marked-to-market through reserves. During the first quarter of 2008, a net GBP740 million reserves adjustment has been made to reflect the fact that, whilst not currently impaired, there has been a reduction in the market value of these assets. This adjustment has no impact on the Group's capital ratios.



The attached appendix shows the credit market positions in Corporate Markets, at 31 March 2008, on both a gross and net basis.



Valuation of financial instruments

Trading securities, other financial assets and liabilities at fair value through profit or loss, derivatives and available-for-sale financial assets are stated at fair value. The fair value of these financial instruments is the amount for which an asset could be exchanged or a liability settled between willing parties in arm's length transactions. The fair values of financial instruments are determined by reference to observable market prices where these are available and the market is active. Where market prices are not available or are unreliable because of poor liquidity, fair values are determined using valuation techniques including cash flow models which, to the extent possible, use observable market parameters. Within our Wholesale and International Banking business, exposure to assets held at fair value through profit or loss valued using unobservable market inputs totalled GBP1.3 billion, at 31 March 2008, of which GBP0.7 billion related to the Lloyds TSB Development Capital portfolio of investments.



Strong Group cost performance

The Group's strong cost performance has continued, resulting in a further improvement in the Group's underlying cost:income ratio. The Group's programme of efficiency improvements is progressing well and we remain on track to deliver net benefits of circa GBP250 million in 2008.



Overall credit quality remains satisfactory

Overall Group asset quality remains satisfactory. In the Retail Bank, arrears and delinquency trends in both the secured and unsecured lending portfolios have remained satisfactory. As we have previously indicated, the retail impairment charge in the first half of 2008 is not expected to be significantly different from that in the first half of 2007.



In Wholesale and International Banking, corporate and small business asset quality has also remained strong. The underlying level of new corporate provisions, excluding the impact of market dislocation, is expected to remain at a relatively low level during the first half of 2008, albeit higher than in the first half of last year.



Insurance volatility

In the first quarter of 2008, high levels of volatility in fixed income markets and lower equity markets contributed to adverse volatility of GBP474 million relating to the insurance business, excluding policyholder interests volatility.
 This reflects a reduction in the market consistent valuation of the annuity portfolio, driven by the continued widening of corporate bond spreads, and lower expected future shareholder income from contracts where the underlying policyholder investments are in equities.




Robust capital ratios and strong liquidity and funding position

The Group's capital ratios remain robust and the rate of risk-weighted asset growth in 2008 is expected to be consistent with our previously indicated high single digit, low double-digit range. Throughout the ongoing market turbulence, Lloyds TSB has maintained a strong liquidity position for both the Group's funding requirements, which are supported by the Group's strong and stable retail and corporate deposit base, and those of its conduit, Cancara. In addition, retail and corporate deposit inflows remain strong and the Group continues to benefit from its strong credit ratings and diversity of funding sources.



Eric Daniels, Group Chief Executive, commented:



"Despite the more challenging market conditions, the Group remains firmly on track to deliver a good performance for the first half of 2008, excluding the impact of market dislocation and insurance related volatility. Our strong liquidity and funding capability have ensured that the Group has continued to raise wholesale funding at market leading rates. This gives the Group a competitive advantage and has enabled our corporate and retail relationship banking businesses to achieve strong levels of business growth in the first quarter of the year, capturing market share in a number of key areas whilst improving product margins. Our strategy and focus remains on continuing to build strong customer relationships, whilst improving the efficiency and effectiveness of our operations.



Excluding the impact of market dislocation and insurance related volatility, each division and the Group delivered double-digit profit before tax growth in the first quarter of 2008. By focusing on our core strengths and continuing to capture the growth opportunities within our relationship businesses, we expect to continue to deliver good levels of growth with high returns."






Interim Management Statement webcast details

The Acting Group Finance Director's briefing will be available as a live audio webcast, at 9.30 a.m., on the Investor Relations website at www.investorrelations.lloydstsb.com and a recording will be posted on the website shortly after the briefing.



Timetable

2008 interim results announcement            30 July 2008
Ex dividend date                             6 August 2008
Interim dividend record date                 8 August 2008
Interim dividend payment date                1 October 2008

All dates are provisional and subject to change.

For further information:-

Investor Relations
Michael Oliver                                  +44 (0) 20 7356 2167
Director of Investor Relations
E-mail: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe                               +44 (0) 20 7356 1571
Senior Manager, Investor Relations
E-mail: douglas.radcliffe@ltsb-finance.co.uk

Media Relations
Kirsty Clay                                    +44 (0) 20 7356 1517
Head of Media Relations
E-mail: kirsty.clay@lloydstsb.co.uk







                           FORWARD LOOKING STATEMENTS



This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.
  The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to legal proceedings or complaints, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.


                                                                        Appendix



Credit market positions in Corporate Markets



Lloyds TSB's high quality business model means that the Group has relatively limited exposure to assets affected by current financial market turbulence. The following table shows credit market positions in Corporate Markets, on both a gross and net basis.

Credit Market Positions                               31 December 2007            31 March 2008    Write-down
                                                                                                       2008Q1
                                                       Net       Gross          Net       Gross
                                                  Exposure    Exposure     Exposure    Exposure
                                                      GBPm        GBPm         GBPm        GBPm          GBPm
US sub-prime ABS-direct                                  -           -            -           -             -

ABS CDOs
- unhedged                                             130         130          125         125             5
- monoline hedged                                        -         470            -         406            58
- major global bank cash collateralised                  -       1,861            -       1,972             -

Structured investment vehicles
- capital notes                                         78          78           35          35            43
- liquidity backup facilities                          370         370          182         182             3

Trading portfolio
- ABS trading book                                     474         474          399         399            75
- secondary loan trading                               665         863          594         933            47
- other assets                                       3,895       3,895        3,715       3,715           156
                                                                                                          387

Available-for-sale assets                             31 December 2007            31 March 2008      Reserves
                                                                                                   adjustment
                                                                                                       2008Q1

                                                                 GBPbn                    GBPbn          GBPm

Cancara (Over 99% AAA/Aaa)                                         8.3                      7.9           423
- US sub-prime - nil
- Alt-A - GBP456 million (100% AAA/Aaa)
- CMBS - GBP1,256 million (100% AAA/Aaa)

Student Loan ABS                                                   3.2                      3.1           214
- US Government guaranteed

Treasury assets                                                    4.6                      7.4             -
- Government bond and short-dated bank commercial paper

Other assets                                                       4.1                      4.8           103
- Major bank senior paper and high quality ABS
Total - Group                                                     20.2                     23.2           740


 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     06 May, 2008